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June 10, 2022	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

CONFIDENTIAL

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc
Draft Registration Statement on Form F-1
CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 26, 2022 on the Company’s sixth revised draft registration statement on Form F-1 confidentially submitted on April 29, 2022 (the “Sixth Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its seventh revised draft registration statement on Form F-1 (the “Seventh Revised Registration Statement”) to the Commission for confidential review. The Seventh Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s unaudited condensed consolidated financial statements as of March 31, 2022 and for the three months ended March 31, 2021 and 2022, and (ii) updates relating to the interim financial results and relating to the other recent developments.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

June 10, 2022

Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the Seventh Revised Registration Statement, marked to show changes to the Sixth Revised Draft Registration Statement, or circulate to the Staff via email.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Seventh Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Seventh Revised Registration Statement.

Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted April 29, 2022

Cover Page

1.

We note your response to comment 1 and your amended disclosure on the cover page. Please include additional disclosure on your cover page acknowledging the risk that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which you operate, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide a specific cross-reference here to the individual risk factor that discusses this risk.

In response to the Staff’s comment, the Company has revised the disclosure on the seventh paragraph of the cover page and page 61 of the Seventh Revised Registration Statement.

2.

We note your discussion relating to how cash generated in your PRC subsidiaries and Hong Kong subsidiary may not be used to fund operations outside of the PRC or Hong Kong due to limitations placed by the PRC government. We also note your disclosure that there can be no assurance that the PRC government will not intervene or impose restrictions on GigaCloud Group’s ability to transfer or distribute cash within its organization. Please include similar disclosure in your summary risk factors and risk factors sections and provide cross-references here to your discussions of these issues in your summary risk factors and risk factors sections.

As a related matter, we note that you have quantified the aggregate transfers between the holding company, its subsidiaries, and investors. To the extent possible, please quantify the amounts that specifically relate to your PRC and Hong Kong entities.

In response to the Staff’s comment, the Company has revised the disclosure on the eleventh paragraph of the cover page and pages 11, 26, 27, 73 and 74 of the Seventh Revised Registration Statement.

June 10, 2022

3.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent assets (other than cash) in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the eleventh paragraph of the cover page and pages 11, 27, 73 and 74 of the Seventh Revised Registration Statement.

4.

Please discuss whether there are limitations on you or your subsidiaries’ ability to transfer cash to investors. Where you discuss limitations on your ability to transfer cash between you, your subsidiaries or investors, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the eleventh paragraph of cover page and pages 11, 27 and 74 of the Seventh Revised Registration Statement.

5.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the twelfth paragraph of the cover page and page 28 of the Seventh Revised Registration Statement.

Prospectus Summary

Recent Regulatory Development

Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 12

6.

We note your amended disclosure in response to comment 10, and we reissue the comment in part. In this regard, we note your disclosure that “[you] may be” subject to additional compliance requirements. Please affirmatively state whether you believe that you, your Hong Kong subsidiary, and/or your PRC subsidiaries would be subject to the CSRC’s Draft Overseas Listing Rules if they were enacted before the completion of this offering and listing. To the extent that you do not believe that you and such entities would be subject to this regulation if it were enacted before the completion of this offering and listing, please explain why.

June 10, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 68 and 165 of the Seventh Revised Registration Statement.

Conventions that Apply to this Prospectus, page 18

7.	Please revise your disclosure on page 18 to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of “China” and the “PRC.”

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Seventh Revised Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches . . ., page 36

8.

Your disclosure suggests you are subject to material cybersecurity risks in your supply chain based on third-party products, software, services, and business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 of the Seventh Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 107

9.

We note that you have experienced disruptions to your supply chain and logistics networks. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s comment, the Company has revised the disclosure from pages 117 to 121 of the Seventh Revised Registration Statement.

10.

Please expand your disclosure to discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 43, 117 to 121 and 124 of the Seventh Revised Registration Statement.

June 10, 2022

Liquidity and Capital Resources

Operating Activities, page 125

11.

We note your revisions in response to comment 12. Please consider including a comparative analysis that explains why operating cash flow in 2021 was $25 million lower than 2020 as this appears it would be useful information to investors. Additionally, discuss if you expect this lower level of operating cash flow to continue pursuant to Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of the Seventh Revised Registration Statement.

Management, page 167

12.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Seventh Revised Registration Statement.

General

13.

Your disclosure on page 149 suggests that the majority of your employees are located in China. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 38, 43, 117, 118, 121 and 124 of the Seventh Revised Registration Statement.

*    *    *

June 10, 2022

If you have any questions regarding the Seventh Revised Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP